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                                UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C.  20549


                                 Schedule 13D
                  Under the Securities Exchange Act of 1934
                              (Amendment No. 1)


                          Hydron Technologies, Inc.
            ______________________________________________________
                               (Name of Issuer)


                        Common Stock, $0.01 par value
            ______________________________________________________
                        (Title of Class of Securities)



                                  449020106
                             ___________________
                                (CUSIP Number)

                                   Copy to:

                             Lawrence A. Kletter
                       Eckert Seamans Cherin & Mellott
                     One International Place, 18th Floor
                              Boston, MA  02110
                                (617) 342-6855
          _________________________________________________________
                (Name, Address and Telephone Number of Person
              Authorized to Receive Notices and Communications)


                                March 8, 1997
          _________________________________________________________
                     (Date of Event which Requires Filing
                              of this Statement)


   If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. [ ]





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                                 SCHEDULE 13D


   CUSIP No. 449020106


   1.   Name of Reporting Person:  Victor N. Grillo
        I.R.S. Identification No.:  ###-##-####

   2.   Check the Appropriate Box if a Member of a Group  (a)   [  ]
                                                          (b)   [  ]

   3.   SEC Use Only

   4.   Source of Funds:   00

   5.   Check Box if Disclosure of Legal Proceedings is
        Required Pursuant To Items 2(d) or 2(e)           [  ]

   6.   Citizenship or Place of Organization:  United States

   Number of       7.  Sole Voting Power:                1,480,000
    Shares
   Beneficially    8.  Shared Voting Power:               - 0 -
    Owned by
      Each         9.  Sole Dispositive Power:           1,480,000
   Reporting
    Person        10.  Shared Dispositive Power:          - 0 -
     With

   11.  Aggregate Amount Beneficially Owned by Each      1,480,000
        Reporting Person:

   12.  Check Box if the Aggregate Amount in Row (11)
        Excludes Certain Shares                           [  ]

   13.  Percent of Class Represented by Amount in Row (11):  6.37%

   14.  Type of Reporting Person:  IN





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                                 SCHEDULE 13D


   CUSIP No. 449020106


   1. Name of Reporting Person: DTR Associates Limited Partnership Tax Identification No.: 04-3135090

   2.   Check the Appropriate Box if a Member of a Group  (a)   [  ]
                                                          (b)   [  ]

   3.   SEC Use Only

   4.   Source of Funds:

   5.   Check Box if Disclosure of Legal Proceedings is
        Required Pursuant To Items 2(d) or 2(e)           [  ]

   6.   Citizenship or Place of Organization:  United States

   Number of       7.  Sole Voting Power:                 - 0 -
    Shares
   Beneficially    8.  Shared Voting Power:               - 0 -
    Owned by
      Each         9.  Sole Dispositive Power:            - 0 -
   Reporting
    Person        10.  Shared Dispositive Power:          - 0 -
     With

   11.  Aggregate Amount Beneficially Owned by Each       - 0 -
        Reporting Person:

   12.  Check Box if the Aggregate Amount in Row (11)
        Excludes Certain Shares                           [  ]

   13.  Percent of Class Represented by Amount in Row (11):  0%

   14.  Type of Reporting Person:  PN



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   Item 1.   Security and Issuer.

             The title of the class of equity securities to which this
   Schedule 13D relates is the common stock, $0.01 par value (the "Common Stock"), of Hydron Technologies, Inc. (the "Company"). The Company's principal executive offices are located at 1001 Yamato Road, Suite 403, Boca Raton, Florida 33431.


   Item 2.   Identity and Background.

             This statement is being filed by the following person and entity:

   (i) Victor N. Grillo ("Grillo"), a United States citizen, whose business address is 150 East Palmetto Park Road, Suite 700, Boca Raton, Florida 33432. Grillo's principal occupation is President of DTR Associates, Inc.; and

   (ii) DTR Associates Limited Partnership, a Massachusetts limited partnership ("DTR"), with a business address of 150 East Palmetto Park Road, Suite 700, Boca Raton, FL 33432. The principal business of DTR is engaged in the business of developing, marketing and distributing consumer products through direct response and retail distribution channels.

   Collectively, Grillo and DTR are hereinafter sometimes referred to as the "Reporting Persons."

             Grillo and DTR may be deemed to be beneficial owners of securities of the Company owned by either party.

             During the past five years, the Reporting Persons have not (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.


   Item 3.   Source and Amount of Funds or Other Consideration.

             On March 9, 1992, Dento-Med Industries, Inc., now known as the Company, granted DTR an option to purchase 350,000 shares of Common Stock at a purchase price of $3.00 per share. On October 3, 1994, DTR assigned its rights to purchase an aggregate of 279,166 shares of Common Stock to 12 persons. It retained options to purchase up to 70,834 shares of Common Stock. The options were exercisable until March 8, 1997. DTR did not exercise the options to purchase up to 70,834 shares of Common Stock.

             On July 19, 1996, the Company granted to DTR an option to purchase 1,500,000 shares of Common Stock at a purchase price of $.01 per share (the "DTR Option") in exchange for DTR agreeing to terminate


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   its rights to receive royalty payments in return for the DTR Option.  On
   January 3, 1997, DTR exercised options to purchase 1,500,000 shares of Common Stock of the Company at a purchase price of $.01 per share. The 1,500,000 shares of Common Stock received pursuant to the exercise of the options by DTR were assigned to Grillo. The source of funds for the purchase of the Common Stock pursuant to the exercise of the DTR Option was from the working capital of DTR.


   Item 4.   Purpose of Transaction.

             The purchase of the Common Stock to which this statement relates was effected for the purposes of investment. The Reporting Persons have no present plans or proposals to change the Company's business, corporate structure, capitalization, management or dividend policy.

             Except as set forth in this Item 4, the Reporting Persons have no present plans or proposals which relate to or would result in any of the following (although the Reporting Persons reserve the right to develop such plans or proposals or any other plans relating to the Company and to take action with respect thereto): (i) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company; (ii) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (iii) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (iv) any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (v) any material change in the present capitalization or dividend policy of the Company; (vi) any other material change in the Company's business or corporate structure; (vii) changes in the Company's certificate of incorporation, bylaws, or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person; (viii) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (ix) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or (x) any action similar to any of those enumerated above.


   Item 5.   Interest in Securities of Issuer.

             Grillo and DTR may be deemed to be the beneficial owner of securities of the Company held by either party. As of the close of business on March 8, 1997, DTR no longer owned any beneficial interest in the Company's securities. As of March 12, 1997, Grillo beneficially owns and has sole voting and dispositive power with respect to 1,480,000 shares of Common Stock representing approximately 6.37% of the Common Stock outstanding.

             On March 11, 1997, Grillo sold 9,000 shares and 1,000 shares of Common Stock at a price per share of $1.8125 and $1.4375,


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   respectively.  On March 12, 1997, Grillo sold 10,000 shares of Common
   Stock at a price per share of $1.8125.

             Except as described herein, no transactions in Common Stock were effected during the past 60 days by the Reporting Persons.


   Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

             There are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Persons and any other person with respect to securities of the Company, including but not limited to transfer or voting of any of the securities finder's fees, joint ventures, loan or option arrangements, put or calls, guarantees of profits, division of profits or loss or the giving or withholding of proxies.


   Item 7.  Material to be Filed as Exhibits.

   1.   Agreement to file Joint Statement between the Reporting Persons.


   Signatures.

             After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.


   March 17, 1997     /s/ Victor N. Grillo
   ______________   _______________________________
      Date          Victor N. Grillo


                    DTR Associates Limited Partnership

                    By:  DTR Associates, Inc., its sole General Partner

   March 17, 1997   By:   /s/  Victor N. Grillo
   ______________      ______________________________
      Date             Victor N. Grillo



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                                  EXHIBIT 1


                                  AGREEMENT


     Pursuant to Rule 13(d)-1(f)(1) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree that only one statement containing the information required by Schedule 13D need be filed with respect to the Common Stock, $.01 par value, of Hydron Technologies, Inc. by Victor N. Grillo and DTR Associates Limited Partnership.

     Executed this 17th day of March 1997.


   March 17, 1997     /s/ Victor N. Grillo
   ______________   _______________________________
      Date          Victor N. Grillo


                    DTR Associates Limited Partnership

                    By:  DTR Associates, Inc., its sole General Partner

   March 17, 1997   By:   /s/  Victor N. Grillo
   ______________      ______________________________
      Date             Victor N. Grillo